Exhibit 99.1

NEWS RELEASE
FOR IMMEDIATE RELEASE
February 22, 2005

Extendicare Inc. Delivers Record EPS of $1.78 in 2004 and
Initiates Common Share Dividend

•	Initiates quarterly dividend payment of $0.05 per Subordinate Voting Share

•	Q4 health care earnings of $0.29 per diluted share; net earnings of $0.84 per diluted share

•	Consolidated EBITDA margin of 12.2%; U.S. operations EBITDA margin of 12.8%

•	U.S. Medicare census of 16.7% compared to 15.9% in Q4/03

•	U.S. nursing home occupancy increases to 92.7% compared to 91.7% in Q4/03

MARKHAM, ONTARIO (TSX: EXE.MV and EXE.SV; NYSE: EXE). Extendicare Inc. today announced its Board of Directors has declared dividends of $0.05 per Subordinate Voting Share and $0.025 per Multiple Voting Share, payable on May 16, 2005 to shareholders of record on April 29, 2005. This will result in an annualized dividend payment to the Subordinate and Multiple Voting shareholders of $0.20 per share and $0.10 per share, respectively, for total dividends of approximately $12.5 million per year.

The Company reported fourth quarter net earnings of $58.9 million ($0.84 per diluted share) compared to $16.9 million ($0.24 per diluted share) in the 2003 fourth quarter. Earnings from health care operations prior to the undernoted items rose to $20.6 million ($0.29 per diluted share) compared to $14.3 million ($0.21 per diluted share) in the 2003 fourth quarter.

The following table illustrates components of the Company’s net earnings for the fourth quarter and year ended December 31, 2004 and 2003.

	Three months ended Dec. 31				Twelve months ended Dec. 31
Components of Earnings (Loss) (1)	2004		2003		2004		2003

(thousands of Canadian dollars except per share	After	Diluted	After	Diluted	After	Diluted	After	Diluted
amounts)	-tax	EPS	-tax	EPS	-tax	EPS	-tax	EPS

Health care operations, before undernoted (1)	20,587	$0.29	14,348	$0.21	80,702	$1.14	40,885	$0.58
Valuation adjustment on interest rate caps	(1,143)	(0.01)	—	—	(6,396)	(0.09)	—	—
Gain (loss) from asset disposals, impairment and other items	(4,760)	(0.08)	—	—	2,552	0.03	905	0.01
Prior year tax benefit	38,968	0.56	—	—	38,968	0.56	—	—

	53,652	$0.76	14,348	$0.21	115,826	$1.64	41,790	$0.59
Share of equity accounted earnings	5,256	0.08	2,559	0.03	9,375	0.14	18,884	0.27

Net earnings	58,908	$0.84	16,907	$0.24	125,201	$1.78	60,674	$0.86

(1) Refer to discussion of non-GAAP measures.

“The past year was a successful one for Extendicare, driven by the strength of our sales approach to Medicare census in the U.S. and the steady performance of our Canadian operations,” said Mel Rhinelander, Extendicare Inc.’s President and Chief Executive Officer. “With strong cash flow and a strengthened balance sheet, Extendicare is now positioned to offer investors a regular quarterly dividend, making us one of a few dividend paying growth companies in our health care sector.”

Extendicare Health Services, Inc.’s (EHSI) Medicare patient census on a same-facility basis increased to 16.7% of total nursing home census in the 2004 fourth quarter compared to 15.9% in the 2003 fourth quarter, and EHSI’s average daily Medicare patient census rose 6.4% to 2,121. Nursing home occupancy, on a same-facility basis, rose during the 2004 fourth quarter to 92.7% compared to 91.7% in the 2003 fourth quarter.

As previously reported on February 8, 2005, Extendicare recorded a tax benefit of $39.0 million (US$31.9 million) related to the 1999 sale of its former subsidiary Arbor Health Care Company. EHSI has already realized US$9.2 million and expects to receive the remaining US$22.7 million either through a refund of taxes paid or as an offset against taxes to be paid in 2005.

On January 31, 2005, EHSI finalized the acquisition of Assisted Living Concepts, Inc. (ALC) of Dallas, Texas for approximately US$278.2 million, including the assumption of US$137.3 million of debt. The acquisition solidifies the Company’s position as a leading provider in the assisted living segment of senior care. ALC’s unaudited revenue, EBITDA and pre-tax earnings for the year ended December 31, 2004 were US$176.0 million, US$28.1 million, and US$10.7 million, respectively. As earlier stated, Extendicare expects the acquisition to be accretive in 2005. The Company anticipates achieving operational improvements and synergies ranging from US$4.0 million to US$6.0 million on an annualized basis by the third quarter of 2005. Extendicare expects the cost savings will be realized through the integration of the executive management teams, elimination of ALC’s reorganization program, board of directors’ fees, and public reporting requirements, and through lower professional fees and insurance costs.

The U.S. President’s recent budget is proposing Medicare savings of US$1.5 billion in 2006 by eliminating funding enhancements to long-term care providers. If implemented in full, this would negatively impact Extendicare by US$20.0 million based on 2004 results. Extendicare cautions investors that legislation of this nature often changes significantly as it moves through Congress. Extendicare along with other members of its industry is lobbying for the continuation of the funding as it contributes significantly to maintaining quality care for seniors.

In early 2005, the State of Pennsylvania received approval from the Centers for Medicare and Medicaid Services for its four-year supplemental provider tax plan, retroactive to July 1, 2003. The plan allows for an increase in funding from the State, a portion of which will be offset by an increase in state assessment taxes to be paid by long-term care providers. Although subject to finalization, the State has indicated the impact for the first two years, and the Company anticipates receiving a net benefit to EHSI’s 2005 pre-tax earnings of US$2.6 million, for the July 1, 2003 to June 30, 2004 period, and US$1.0 million covering the July 1, 2004 to June 30, 2005 period.

At year end, Extendicare confirmed the adequacy of the Company’s balance sheet reserves related to resident care liability claims with its independent actuary.

Quarters ended December 31, 2004 and December 31, 2003

Revenue declined by $5.6 million to $426.0 million during the 2004 fourth quarter in comparison to the 2003 fourth quarter. However, prior to the negative impact of the stronger Canadian dollar, revenue grew 4.2%. Of this 4.2% increase, ongoing operations grew 7.4% but were partially offset by the disposal, or ceasing of operations that had contributed $12.6 million in revenue in the 2003 fourth quarter. Ongoing U.S. operations revenue grew 9.7% in its functional currency, primarily due to a 6.8% increase in average nursing home rates, and a 6.4% increase in average daily Medicare patient census. EHSI’s new nursing and assisted living centres contributed 2.0% to the growth over the 2003 fourth quarter. Revenue from ongoing Canadian operations grew $2.3 million, or 1.8%, approximately half of which was from the new Ontario homes. ParaMed’s home health care revenue declined $1.6 million due to a 5.4% reduction in service hours.

EBITDA rose to $52.0 million in the 2004 fourth quarter from $50.6 million in the 2003 fourth quarter. EBITDA as a percent of revenue increased to 12.2% from 11.7% in the 2003 fourth quarter. EBITDA for the 2004 fourth quarter grew by 10% over the 2003 fourth quarter, prior to the $3.7 million negative impact of the stronger Canadian dollar.

U.S. EBITDA grew 9.0% in its functional currency for the 2004 fourth quarter in comparison to the 2003 fourth quarter. The impact of new facilities was offset by disposed operations.

EBITDA from Canadian operations improved $1.7 million, or 13.7%, to $13.8 million in the 2004 fourth quarter. The contribution from new Ontario homes was offset by disposed operations. Remaining nursing home operations improved primarily due to funding enhancements. Canadian home health care operations generated improved earnings, despite lower volumes, as a result of higher rates and reduced costs.

Net interest costs for the 2004 fourth quarter declined $6.2 million from the 2003 fourth quarter. Lower average debt levels and interest rates reduced the Company’s interest costs between periods. In addition, interest income was higher between periods by $2.3 million as a result of recording $4.8 million of interest in the 2004 fourth quarter associated with the tax refunds, partially offset by lower interest income on notes receivable that have been collected.

The Company’s share of earnings of equity investments improved to $5.3 million in the 2004 fourth quarter, compared to $2.6 million in the 2003 fourth quarter, primarily due to an investment gain earned by Crown Life Insurance Company.

The Company benefited from a $66.8 million cash dividend from Crown Life Insurance Company during the 2004 fourth quarter, of which $52.7 million was classified as cash from operations, and $14.1 million was classified as a return of investment on the cash flow statement. As a result of the dividend and improvement in earnings, cash flow from operations increased by $78.8 million to $108.1 million.

Years ended December 31, 2004 and December 31, 2003

Net earnings for the year ended December 31, 2004 doubled to $125.2 million ($1.78 per diluted share) from net earnings of $60.7 million ($0.86 per diluted share) for the year ended December 31, 2003. Earnings from health care operations, prior to the items disclosed separately, increased by $39.8 million to $80.7 million ($1.14 per diluted share) from $40.9 million ($0.58 per diluted share) in 2003. The stronger Canadian dollar negatively impacted net earnings for 2004 by $9.3 million in comparison to 2003.

Revenue increased $22.2 million to $1,746.8 million in 2004. However, prior to the negative impact of the stronger Canadian dollar, revenue in 2004 grew 6.8% over 2003. Of this 6.8% increase, ongoing operations grew 9.0%, but were partially offset by the disposal, or ceasing of operations that had contributed $22.9 million and $57.0 million in revenue in 2004 and 2003, respectively. Ongoing U.S. operations revenue grew 10.5% in its functional currency, primarily due to higher funding levels and an 8.5% growth in average daily Medicare patient census. EHSI’s new U.S. nursing and assisted living centres contributed 1.5% to the growth over last year. Revenue from ongoing Canadian operations grew $24.9 million, or 5.3%, of which new Ontario nursing homes added $14.1 million, with the remaining improvement primarily due to funding to enhance resident care, partially offset by lower home health care revenue. Revenue from ongoing Canadian home health care operations declined by $3.8 million due to a 6.0% decline in service hours, partially offset by improved rates.

EBITDA rose 20.2% to $224.6 million in 2004 from $186.8 million last year, despite a 7.3% decline due to the stronger Canadian dollar. EBITDA as a percent of revenue increased to 12.9% from 10.8% in the prior year. EBITDA from U.S. operations improved 25.8%, or $36.3 million to $176.9 million. EBITDA from Canadian operations grew 3.1% to $47.7 million. The sale of nursing homes and discontinuation of home health care operations in B.C. unfavourably impacted Canadian EBITDA by $1.5 million between years. Ongoing Canadian operations experienced a 6.7% growth in EBITDA due primarily to a $2.7 million contribution from new Ontario nursing homes. EBITDA from the remaining Canadian operations remained stable despite a challenging Ontario market in which Extendicare experienced lower home health care volumes, lower property tax funding of $0.8 million and reduced accommodation revenue due to lower occupancy of $0.8 million.

Other Items

The loss from asset disposals, impairment and other items of $8.1 million reported in the 2004 fourth quarter related to an asset impairment provision on a U.S. nursing home, whose operations were transferred to a third-party during the year.

Under the terms of its normal course issuer bids, the Company purchased and cancelled during 2004, 463,800 Subordinate Voting and Multiple Voting shares at an average cost per share of $14.54, of which 228,600 were acquired during the fourth quarter of 2004 at an average cost per share of $15.58.

At their meeting today the Directors also declared, in addition to the common share dividends, quarterly dividends on Extendicare’s Class I Preferred Shares, payable on May 16, 2005, to shareholders of record on April 29, 2005. The dividends on the Class I, Series 3 Preferred Shares (EXE.PR.C) are $0.2475 per share. The dividends on the Class I, Series 2 (EXE.PR.B) and Series 4 (EXE.PR.D) Preferred Shares will be determined by applying $25.00 to one quarter of 71% and 72% of the average Canadian prime rate of interest, respectively, for the quarter ending March 31, 2005.

Extendicare, through its subsidiaries, currently operates 440 long-term care facilities across North America, with capacity for over 34,400 residents. As well, through its operations in the United States, Extendicare offers medical specialty services such as subacute care and rehabilitative therapy services, while home health care services are provided in Canada. The Company employs 38,000 people in North America.

In a separate news release issued today, Extendicare Inc. announced the 2004 fourth quarter and year-end financial results of its wholly owned U.S. subsidiary, Extendicare Health Services, Inc.

On February 23, 2005, at 10:00 a.m. (ET), Extendicare Inc. will hold a conference call to discuss its results for the fourth quarter. The call will be webcast live, and archived, in the investor information section of Extendicare’s website, www.extendicare.com. Alternatively, the call in number is 1-800-387-6216 or 416-405-9328. For those unable to listen to the call live, a taped rebroadcast will be available from two hours after completion of the live call until midnight on March 11, 2005. To access the rebroadcast, dial 1-800-408-3053 or 416-695-5800, conference ID number 3132614. Also, a supplemental information package containing historical annual and quarterly financial results and operating statistics on the Company can be found on the website under Investor Information/Investor Documents/Supplemental Information.

On February 24, 2005, Extendicare Inc. is hosting an Investor Day. The program will be webcast live beginning at 8:00 a.m. (ET) and lasting until approximately noon. The webcast may be accessed on the Company’s website at www.extendicare.com. The webcast also will be archived and will be available after the event for 60 days.

The attached statements reflect certain reclassifications to the prior period figures to conform to the 2004 presentation.

Non-GAAP Measures

EBITDA is a measure commonly used in the long-term care industry to evaluate performance, primarily by lenders and investors in notes, and is generally defined as earnings before interest, income taxes, depreciation and amortization. In this calculation, the Company has excluded the line items “valuation adjustment on interest rate caps” and “loss (gain) from asset disposal, impairment and other items”. These line items are reported separately because they relate to the change in fair value of interest rate caps associated with the Company’s long-term debt, gains or losses on the disposal or impairment of assets, provisions for ceased operations, and the write-off of unamortized financing costs on early retirement of debt.

The Company has also reported separately a “prior year tax benefit” in 2004, as this related to the tax benefit on a loss that occurred in 1999 and does not relate to income earned in the current period.

In addition, the Company determines and reports the above line items on an after-tax basis as a means of deriving the remaining earnings from health care operations and related diluted earnings per share. The resulting term “health care operations, before undernoted” is a measure commonly used by the Company and its investors as a means of assessing the performance of the core operations in comparison to prior periods.

Neither EBITDA nor “health care operations, before undernoted” have a standardized meaning under Canadian GAAP, and they are not necessarily comparable to similar measures disclosed by other issuers. Accordingly, EBITDA and “health care operations, before undernoted” are not intended to replace earnings (loss) from operations, net earnings (loss) for the period, cash flow, or other measures of financial performance and liquidity reported in accordance with Canadian GAAP.

Forward-looking Statements

Statements contained in this release other than statements of historical fact, including statements regarding anticipated financial performance, business strategy and management’s plans and objectives for future operations, are forward-looking statements. These forward-looking statements can be identified as such because the statements generally include words such as “expect”, “intend”, “anticipate”, “believe”, “estimate”, “plan” or “objective” or other similar expressions. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, these statements. In addition to the risks and uncertainties related to these statements, other risks and uncertainties are identified in Extendicare Inc.’s or Extendicare Health Services, Inc.’s filings with Canadian and United States securities regulators and include, but are not limited to, the following: changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and the Company’s compliance with such regulations; changes in government funding levels for health care services; resident care litigation, including exposure for punitive damage claims and increased insurance costs, and other claims asserted against the Company; the successful integration of Assisted Living Concepts, Inc.; changes in foreign currency translation; the Company’s ability to attract and retain qualified personnel; the availability and terms of capital to fund the Company’s capital expenditures; changes in competition; and demographic changes. Given these risks and uncertainties, readers are cautioned not to place undue reliance on the Company’s forward-looking statements. All forward-looking statements contained in this report are necessarily estimates reflecting the best judgement of the party making such statements based upon current information, and the Company assumes no obligation to update any forward-looking statement.

For further information, contact:

Extendicare Inc.
Christopher Barnes
Manager, Investor Relations
Phone: (905) 470-5483; Fax: (905) 470-4003
Email: cbarnes@extendicare.com
Visit Extendicare’s Website @ www.extendicare.com

EXTENDICARE INC.
Condensed Consolidated Earnings

	Three months ended		Twelve months ended
(thousands of Canadian dollars except per share amounts)	December 31		December 31
	2004	2003	2004	2003

Revenue
Nursing and assisted living centres
United States	286,106	290,271	1,195,904	1,182,045
Canada	94,208	94,815	366,863	351,981
Outpatient therapy – U.S.	2,984	3,650	14,300	16,151
Home health – Canada	32,103	33,703	127,971	134,921
Other	10,587	9,104	41,762	39,516

	425,988	431,543	1,746,800	1,724,614
Operating and administrative costs	370,075	376,764	1,505,978	1,519,567
Lease costs	3,921	4,176	16,230	18,217

EBITDA (1)	51,992	50,603	224,592	186,830

Depreciation and amortization	13,909	15,985	56,873	63,657
Interest, net	6,253	12,426	39,991	57,749
Valuation adjustment on interest rate caps	1,901	—	10,379	—
Loss (gain) from asset disposals, impairment and other items	8,097	—	5,240	(905)

Earnings before income taxes	21,832	22,192	112,109	66,329

Income taxes
Provision before undernoted	7,148	7,844	35,251	24,539
Prior year tax benefit	(38,968)	—	(38,968)	—

	(31,820)	7,844	(3,717)	24,539

Earnings from health care	53,652	14,348	115,826	41,790
Share of equity accounted earnings	5,256	2,559	9,375	18,884

Net earnings	58,908	16,907	125,201	60,674

Earnings per share
Basic	0.85	0.24	1.81	0.87
Diluted	0.84	0.24	1.78	0.86

Components of Diluted Earnings (Loss) per Share
Health care operations, before undernoted (1) and after preferred share dividends	$0.29	$0.21	$1.14	$0.58
Valuation adjustment on interest rate caps	(0.01)	—	(0.09)	—
Gain (loss) from asset disposals, impairment and other items	(0.08)	—	0.03	0.01
Prior year tax benefit	0.56	—	0.56	—
Share of equity accounted earnings	0.08	0.03	0.14	0.27

	$0.84	$0.24	$1.78	$0.86

(1)	Refer to discussion on non-GAAP measures.

EXTENDICARE INC.
Condensed Consolidated Cash Flows

	Three months ended		Twelve months ended
(thousands of Canadian dollars)	December 31		December 31
	2004	2003	2004	2003

Cash provided by (used in) operations
Net earnings	58,908	16,907	125,201	60,674
Adjustments for:
Depreciation and amortization	13,909	15,985	56,873	63,657
Provision for self-insured liabilities	2,544	3,095	13,762	13,010
Payments for self-insured liabilities	(3,129)	(4,300)	(24,494)	(31,545)
Future income taxes	(22,540)	(133)	(40,789)	5,460
Valuation adjustment on interest rate caps	1,901	—	10,379	—
Loss (gain) from asset disposals, impairment and other items	8,097	—	5,240	(905)

Dividends received from equity investments, net of undistributed share of earnings	47,446	(2,559)	58,919	(18,884)
Other	1,006	293	2,664	1,309

	108,142	29,288	207,755	92,776
Net change in operating working capital, excluding cash
Accounts receivable	3,444	(6,124)	10,861	4,724
Inventories, supplies and prepaid expenses	4,236	1,281	(541)	(225)
Accounts payable and accrued liabilities	7,569	13,387	(40)	(128)
Income taxes	(8,208)	3,267	5,927	3,532

	115,183	41,099	223,962	100,679

Cash provided by (used in) investment activities
Property and equipment	(21,482)	(20,095)	(69,122)	(64,347)
Acquisitions	—	(5,346)	(8,750)	(5,346)
Net cash proceeds from dispositions	—	—	42,496	2,047
Return of equity investment	14,119	—	14,119	—
Other assets	327	2,769	25,190	1,869

	(7,036)	(22,672)	3,933	(65,777)

Cash provided by (used in) financing activities
Issue of long-term debt	—	—	170,480	11,021
Repayment of long-term debt	(2,038)	(5,340)	(283,067)	(14,320)
Decrease (increase) in investments held for self-insured liabilities	(17,232)	(2,404)	(12,082)	5,626
Financing costs	(201)	(30)	(16,494)	(186)
Purchase of shares for cancellation	(3,729)	(2,327)	(7,294)	(8,093)
Other	1,122	1,049	4,663	3,077

	(22,078)	(9,052)	(143,794)	(2,875)

Foreign exchange loss on cash held in foreign currency	(2,331)	(2,479)	(2,754)	(9,805)

Increase in cash and cash equivalents	83,738	6,896	81,347	22,222
Cash and cash equivalents at beginning of period	72,455	67,950	74,846	52,624

Cash and cash equivalents at end of period	156,193	74,846	156,193	74,846

EXTENDICARE INC.
Condensed Consolidated Balance Sheets

	December 31	December 31
(thousands of Canadian dollars)	2004	2003
Assets
Current assets
Cash and cash equivalents	156,193	74,846
Accounts receivable	140,761	150,048
Assets under divestiture agreement	—	43,722
Income taxes recoverable	2,916	9,654
Future income taxes	19,296	34,571
Inventories, supplies and prepaid expenses	13,312	13,928

	332,478	326,769
Property and equipment	767,401	821,682
Goodwill and other intangible assets	89,683	97,558
Other assets	168,238	205,629

	1,357,800	1,451,638
Equity accounted investments	68,531	141,779

	1,426,331	1,593,417

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	214,846	236,947
Deposits under divestiture agreement	—	38,895
Accrual for self-insured liabilities	30,050	32,413
Current maturities of long-term debt	7,251	7,409

	252,147	315,664
Accrual for self-insured liabilities	48,487	62,990
Long-term debt	613,651	750,094
Other long-term liabilities	34,879	31,259
Future income taxes	20,180	76,977

	969,344	1,236,984
Share capital and contributed surplus	312,707	312,328
Retained earnings	151,903	31,959
Foreign currency translation adjustment account	(7,623)	12,146

	1,426,331	1,593,417

Closing US/Cdn. Dollar Exchange Rate	1.2020	1.2965

EXTENDICARE INC.
Financial and Operating Statistics

	Three months ended		Twelve months ended
(dollar amounts in Canadian dollars, unless otherwise noted)	December 31		December 31
	2004	2003	2004	2003

Revenue (millions)
United States	$297.8	$301.2	$1,244.9	$1,230.7
Canada	128.2	130.3	501.9	493.9

	$426.0	$431.5	$1,746.8	$1,724.6

EBITDA (millions)
United States	$38.1	$38.4	$176.9	$140.6
Canada	13.9	12.2	47.7	46.2

	$52.0	$50.6	$224.6	$186.8

Health Care Net Earnings (millions)
United States	$49.5	$11.3	$87.9	$28.0
Canada	4.2	3.0	27.9	13.8

	$53.7	$14.3	$115.8	$41.8

Components of Diluted Earnings (Loss) per Share
Health care operations, before undernoted and after preferred share dividends	$0.29	$0.21	$1.14	$0.58
Valuation adjustment on interest rate caps	(0.01)	—	(0.09)	—
Gain (loss) from asset disposals, impairment and other items	(0.08)	—	0.03	0.01
Prior year tax benefit	0.56	—	0.56	—
Share of equity accounted earnings	0.08	0.03	0.14	0.27

	$0.84	$0.24	$1.78	$0.86

U.S. Nursing Centre Statistics
Percent of Revenue by Payor Source (same-facility basis)
Medicare	32.8%	30.6%	32.2%	29.3%
Private/other	16.6	17.9	17.3	18.3
Medicaid	50.6	51.5	50.5	52.4

Average Daily Census by Payor Source (same-facility basis)
Medicare	2,121	1,994	2,100	1,935
Private/other	2,100	2,158	2,103	2,134
Medicaid	8,493	8,427	8,404	8,421

	12,714	12,579	12,607	12,490

Average Revenue per Resident Day by Payor Source
(excluding prior period settlement adjustments) (US dollars)
Medicare (Part A and B)	$370.57	$340.26	$357.94	$326.31
Private/other	189.57	183.93	191.09	183.76
Medicaid	141.45	134.32	138.76	131.31
Medicare Part A only	338.07	315.61	325.85	298.81

Average Occupancy (excluding managed facilities) (same-facility basis)
Nursing facilities	92.7%	91.7%	92.1%	91.4%
Assisted living facilities	83.8	87.0	84.6	85.8
Combined nursing and assisted living facilities	91.8	91.2	91.3	90.8

Canadian facilities average occupancy (same-facility basis)	97.9%	97.9%	97.4%	98.0%

Extendicare Inc. total average occupancy (same-facility basis)	93.8%	93.3%	93.2%	93.0%

Average US/Cdn. dollar exchange rate	1.2226	1.3184	1.3015	1.4015